SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 15)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

June 30, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 19,171,447 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,171,447 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,171,447* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 850,797 Shares (defined below) issuable upon exercise of the Warrants (defined in Amendment No. 12) and 3,698,600 Shares issued upon the automatic conversion of the Series D Preferred Stock (defined below) on June 30, 2017.  Does not include other existing warrants (i) for an aggregate of 1,344,276 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 1,800,535 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 76,827,576 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus (i) 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017 and (ii) 850,797 Warrants that can currently be exercised.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 13,199,673 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 13,199,673 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,199,673* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.20%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 749,027 Shares issuable upon exercise of the Warrants and 2,663,000 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017. Does not include other existing warrants (i)  for an aggregate of 336,047 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 1,296,385 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 76,725,806 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus (i) 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017 and (ii) 749,027 Warrants that can currently be exercised.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,574,807 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,574,807 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,574,807* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.38%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 101,770 Shares issuable upon exercise of the Warrants and 443,800 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017. Does not include other existing warrants (i) for an aggregate of 470,465 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 216,064 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 76,078,549 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus (i) 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017 and (ii) 101,770 Warrants that can currently be exercised.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,105,542 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,105,542 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,542 (See Item 5)*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.09%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 591,800 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017. Does not include other existing warrants (i) for an aggregate of 537,764 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 288,086 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 75,976,779 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 239,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 239,425 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,425 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 75,976,779 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,000 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 75,976,779 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 18,880,022 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 18,880,022 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,880,022* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.57%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 850,797 Shares issuable upon exercise of the Warrants and 3,698,600 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017.  Does not include other existing warrants (i) for an aggregate of 1,344,186 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 1,800,535 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 76,827,576 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus (i) 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017 and (ii) 850,797 Warrants that can currently be exercised.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,344,967 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,344,967 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,967* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%**
14		TYPE OF REPORTING PERSON (See Instructions) CO
* Includes 591,800 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017. Does not include other existing warrants (i) for an aggregate of 537,764 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) for an aggregate of 288,086 Shares, which are not exercisable until October 18, 2017.
** This percentage is based on a total of 75,976,779 Shares outstanding, which is the sum of 67,912,379 Shares outstanding as of May 18, 2017, plus 8,064,400 Shares issued upon the automatic conversion of the Series D Preferred Stock on June 30, 2017.

This Amendment No. 15 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016 and Amendment No. 14, filed on April 21, 2017 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:

The Series D Preferred Stock that was previously purchased in April 2017 has received the New Requisite Stockholder Approval and accordingly, on June 30, 2017, all of the Series D Preferred Stock, including the 36,986 shares held by the Oracle Entities, automatically converted into Shares, including 3,698,600 Shares for the Oracle Entities.  In addition, the New Warrants also purchased in April 2017 for an aggregate of 1,800,535 Shares are no longer subject to the 19.99% Limitation due to the New Requisite Stockholder Approval, but are not exercisable until October 18, 2017.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

This aggregate percentage of Shares reported owned by each person named herein is the sum of 67,912,379 Shares outstanding as of May 18, 2017, as reported in the Issuer’s Form DEF 14A, filed with the Securities and Exchange Commission on May 19, 2017, plus the following number of  Shares issuable upon the exercise of Warrants that can be exercised as of July 5, 2017: (i) in the case of Mr. Larry Feinberg and General Partner (as defined below), 850,797, (ii) in the case of Partners (as defined below), 749,027, and (iii) in the case of Institutional Partners (as defined below), 101,770. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. ("Partners") may be deemed to be the beneficial owner of 13,199,673 Shares, constituting approximately 17.20% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,199,673 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,199,673 Shares.

The above numbers do not include 1,632,432 warrants that are not currently exercisable, including (i) warrants for an aggregate of 336,047 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 1,296,385 Shares which are not exercisable until October 18, 2017.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, LP ("Institutional Partners") may be deemed to be the beneficial owner of 2,574,807 Shares, constituting approximately 3.38% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,574,807 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,574,807 Shares.

The above numbers do not include 686,529 warrants that are not currently exercisable, including (i) warrants for an aggregate of 470,465 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 216,064 Shares which are not exercisable until October 18, 2017.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund Master, LP ("Ten Fund") may be deemed to be the beneficial owner of 3,105,542 Shares, constituting approximately 4.09% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,105,542 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,105,542 Shares.

The above numbers do not include 825,850 warrants that are not currently exercisable, including (i) warrants for an aggregate of 537,764 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 288,086 Shares which are not exercisable until October 18, 2017.

(a, b) Retirement

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement”) may be deemed to be the beneficial owner of 239,425 Shares, constituting approximately 0.3% of the Shares outstanding.

Retirement has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 239,425 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 239,425 Shares.

(a, b) Foundation

As of the date hereof, Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 52,000 Shares, constituting approximately 0.07% of the Shares outstanding.

Retirement has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 52,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 52,000 Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 18,880,022 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 24.57% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,880,022 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,880,022 Shares.

The above numbers do not include 3,144,811 warrants that are not currently exercisable, including (i) warrants for an aggregate of 1,344,276 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 1,800,535 Shares which are not exercisable until October 18, 2017.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 3,344,967 Shares, constituting approximately 4.40% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,344,967 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,344,967 Shares.

The above numbers do not include 825,850 warrants that are not currently exercisable, including (i) warrants for an aggregate of 537,764 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 288,086 Shares which are not exercisable until October 18, 2017.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 19,171,447 Shares, constituting approximately 24.95% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,171,447 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 19,171,447 Shares.

The above numbers do not include 3,144,811 warrants that are not currently exercisable, including (i) warrants for an aggregate of 1,344,276 Shares, which are not currently exercisable due to the 19.99% Limitation, and (ii) warrants for an aggregate of 1,800,535 Shares which are not exercisable until October 18, 2017.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days.
d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2017	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 5, 2017	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 5, 2017	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 5, 2017	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee

Dated: July 5, 2017	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: July 5, 2017	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: July 5, 2017	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: July 5, 2017	LARRY N. FEINBERG /s/ Larry N. Feinberg